

Martha Redding
Associate General Counsel
Assistant Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
T + 1 212 656 2938
F + 1 212 656 8101
Martha.Redding@theice.com

August 27, 2020

VIA KITEWORKS
U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: Amendments to Form 1

Enclosed please find an amendment to Exhibit F of the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 for New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), NYSE Arca, Inc. ("NYSE Arca"), NYSE Chicago, Inc., and NYSE National, Inc. ("NYSE National", and collectively, the "Exchanges").

For Exhibit F, the Exchanges are each filing an updated complete set of forms pertaining to application for membership, participation, or subscription, and application for approval as an a person associated with a member, participant, or subscriber. The forms for each of the Exchanges have been consolidated and streamlined and, as such, some forms that were previously filed are no longer being used and have been removed, and some new forms have been added. The Exchanges note that the 'Session Request Form - Pillar Native Gateway' being filed as part of Exhibit F has been updated to add a new session Type in the drop down menu.

Additionally, the Exchanges realized that the financials for NYSE Arca LLC that were originally submitted on June 23, 2017 and later re-submitted on August 22, 2017 were incorrect. Accordingly, NYSE, NYSE American, NYSE Arca, and NYSE National are filing an update to their previous Exhibit D from that time, with the unconsolidated financial statements for NYSE Arca LLC for the fiscal year 2016. These financials replace in their entirety the financials for NYSE Arca LLC that were originally submitted on June 23, 2017 and later re-submitted on August 22, 2017.

If you have questions, please do not hesitate to contact Martha Redding, Associate General Counsel and Assistant Secretary at (212) 656-2938 or martha.redding@theice.com.

Sincerely,

Martha Redding

Enclosures

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 08/27/20	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☑ AMENDMENT

1. State the name of the applicant: NYSE Arca, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):

    11 Wall Street, New York, NY 10005

    20012461

3. Provide the applicant's mailing address (if different):

    11 Wall Street, New York, NY 10005

4. Provide the applicant's business telephone and facsimile number:

    212-656-2938   212-656-8101

    (Telephone)   (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

    Martha Redding   Assistant Secretary   212-656-2938

    (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:

    Martha Redding

    NYSE Holdings LLC

    11 Wall Street, New York, NY 10005

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☑ Corporation   ☐ Sole Proprietorship   ☐ Partnership
    ☐ Limited Liability Company   ☐ Other (specify): _____

    If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

    (a) Date (MM/DD/YY): 12/21/72   (b) State/Country of formation: Delaware

    (c) Statute under which applicant was organized: Delaware General Corporation Law

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 08/27/20   NYSE Arca, Inc.

    (MM/DD/YY)   (Name of applicant)

By: Martha Redding   Digitally signed by Martha Redding   Martha Redding, Assistant Secretary
    Date: 2020.08.27 10:32:40 -04'00'

    (Signature)   (Printed Name and Title)

Subscribed and sworn before me this _____ day of _____, _____ by _____

                    (Month)   (Year)   (Notary Public)

My Commission expires _____ County of _____ State of _____

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

Based upon relief from Commission staff and difficulties arising from COVID-19, NYSE Arca, Inc. is making this filing without a notarization.

4

EXHIBIT D

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2017
AUGUST 2017

The unconsolidated financial statements for NYSE Arca LLC, an affiliate of NYSE Arca, Inc., for the fiscal year 2016 follow.

These financials replace in their entirety the financials that were submitted on June 23, 2017 and later re-submitted on August 22, 2017.



NYSE ARCA LLC
BALANCE SHEET
As of December 31, 2016
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	1,078
Accounts receivable, net of allowance		44,693
Due from Affiliates		256,039
Prepaid expenses and other current assets		1,289
Current assets		303,099

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	70,755
Accumulated depreciation	(30,585)
Property and equipment, net	40,170

NON-CURRENT ASSETS:

Goodwill	563,001
Other intangibles, net	997,992
Other non-current assets	1,560,993
Assets	1,904,262

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	14,180
Accrued salaries and benefits	3,659
Income Tax Payable	2,928
Deferred revenue	712
SEC Fees Payable	61,055
Current liabilities	82,534

NON-CURRENT LIABILITIES:

Deferred tax liabilities - current	407,324
Other non-current liabilities	17,065
Deferred Revenue - Long Term	1,503
Non-current liabilities	425,892
Liabilities	508,426

SHAREHOLDERS EQUITY:

Additional paid-in capital		6,070
Retained earnings		1,389,766
Equity		1,395,836
Total liabilities and equity	$	1,904,262

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE ARCA LLC
STATEMENT OF INCOME
Year Ended December 31, 2016
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	775,798
Data services fees, net		78,350
Listing Fees		11,763
Other revenues		15,991
Affiliate revenue		2,561
Transaction based expenses		(666,783)
Total revenue		**217,680**
Compensation and benefits		13,986
Professional services		104
Technology and communication		5,047
Rent and occupancy		939
Selling, general and administrative		599
Depreciation and amortization		25,337
Affiliate expense		80,886
Operating expenses		**126,898**
Operating income		**90,782**
Affiliate interest income		2,442
Other expense, net		**2,442**
Pre-tax net income		**93,224**
Income tax expense		40,335
Net income		**52,889**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.